EXHIBIT 99.30


                             MATERIAL CHANGE REPORT

                Subsection 75(2) of the Securities Act (Ontario)
                 and equivalent sections in the Securities Acts
                    of each of the other provinces of Canada


Item 1:   Reporting Issuer

          Yamana Gold Inc. ("Yamana")
          3151 E. 29th Avenue
          Spokane, Washington 99223

Item 2:   Date of Material Change

          July 31, 2003

Item 3:   Press Release

          A press release with respect to the material change referred to in this report was issued on July 31, 2003 and subsequently filed on SEDAR.

Item 4:   Summary of Material Change

          Yamana Gold Inc. has completed its previously announced Cdn$55 million private placement equity financing.

Item 5:   Full Description of Material Change

Yamana Gold Inc. (formerly Yamana Resources Inc.) announced that it has completed its previously announced Cdn$55 million private placement equity financing. Canaccord Capital Corporation acted as lead agent in a syndicate which also included BMO Nesbitt Burns Inc. and Westwind Partners Inc.

Yamana issued and sold 45,833,334 subscription receipts at a price of Cdn$1.20 per subscription receipt. Each subscription receipt entitles the holder to acquire one common share and one-half of one common share purchase warrant of Yamana, without payment of additional consideration. Each whole warrant is exercisable to purchase one common share at a price of Cdn$1.50 for a period of five years from closing.

The net proceeds of the financing, after deducting the agents' commission and expenses and the amount of $750,000 paid to Yamana, will be held in escrow pending completion of the previously announced acquisitions in Brazil, which are expected to be completed in August 2003.

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The number of securities underlying the subscription receipts described above is based on the previously announced consolidation of the outstanding shares of Yamana on the basis of the consolidation factor of 27.86, for which shareholder approval has been obtained, and will result in current shareholders of Yamana holding 4,892,460 post-consolidation common shares before giving effect to the financing and the acquisitions. In connection with the proposed acquisitions, Yamana has changed its name to Yamana Gold Inc. The consolidation will be effected prior to the completion of the acquisitions.

Item 6:   Reliance on Subsection 75(3) of the Securities Act (Ontario)

          Not applicable.

Item 7:   Omitted Information

          Not applicable.

Item 8:   Senior Officer

          For further information contact Victor H. Bradley, President and Chief Executive Officer of Yamana at (509) 838-6615.

Item 9:   Statement of Senior Officer

          The foregoing accurately discloses the material change referred to herein.


        Dated at __________________ this 1st day of August, 2003.


                                        YAMANA GOLD INC.


                                        Per:  "Melvin L. Klohn"
                                              ----------------------------------
                                              Melvin L. Klohn
                                              Vice President, Exploration